LIEBLONG & ASSOCIATES, INC.

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49880

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2022 (MM/DD/YY) AND ENDING 09/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lieblong & Associates, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10809 Executive Center Drive, Suite 117
(No. and Street)

Little Rock	AR	72032
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mary Ellen Williams	501-219-2003	mwilliams@lieblongassociates.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct. N. Ste. 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Alex R Lieblong_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Lieblong & Associates, Inc._____, as of _9/30_____, 2 _023_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARY ELLEN WILLIAMS
MY COMMISSION # 12387328
EXPIRES: April 18, 2032
Faulkner County

Signature: _____

Title:
President

Mary Ellen Williams
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



DSWD
CPAs AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lieblong & Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lieblong & Associates, Inc. (the "Company") as of September 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Lieblong & Associates, Inc. as of September 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Lieblong & Associates, Inc.'s auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
December 20, 2023

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2023

Assets

Cash and Cash Equivalents	$	516,295
Commissions Receivable		199,642
Advisory Fees Receivable - Related Party		113,400
Prepaid Expenses		5,895
Prepaid Income Taxes		2,642
Deferred Tax Asset, Net		65,901
Investments, at Fair Value		20,045
Property and Equipment, Net		94,383
Right-Of-Use Assets, Net		54,290
Total Assets	$	1,072,493

Liabilities and Stockholder's Equity

Liabilities:

Accounts Payable - Trade	$	12,333
Commissions Payable		127,647
SIMPLE Plan Payable		2,704
Lease Obligations		54,290
Total Liabilities		196,974

Stockholder's Equity:

Common Stock, $1 Par Value,	
1,000 Shares Authorized,	
100 Shares Issued and Outstanding	100
Additional Paid in Capital	672,101
Retained Earnings	203,318
Total Stockholder's Equity	875,519
Total Liabilities and Stockholder's Equity	$ 1,072,493

The accompanying footnotes are an integral part of these financial statements.

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 2023

Revenues:

Commissions on Transactions in Exchange Listed Equity Securities	$ 771,048
Commissions on Listed Option Transactions	743
Commissions from Sale of Investment Company Shares	956,220
Advisory fees	965,762
Asset-Based	52,610
Other	81,796
Total Revenues	2,828,179

Operating Expenses:

Employee Compensation and Benefits	2,396,462
Travel, Meals and Entertainment	84,306
Consulting Fees	3,000
Clearing Broker Fees and Computer Rental	44,175
Lease Expense	69,027
Depreciation and Amortization	34,310
Telephone	29,260
Regulatory Fees	20,163
Office Expense	25,535
Subscriptions	23,741
Insurance	12,383
Professional Fees	72,407
Postage and Shipping	5,453
Taxes, Licenses and Permits	3,207
Total Operating Expenses	2,823,429

Income from Operations 4,750

Other Income:

Unrealized Gain on Sale of Equity Securities, Net	5,285

Income Before Income Taxes 10,035

Income Tax Expense, Net (2,322)

Net Income $ 7,713

The accompanying footnotes are an integral part of these financial statements.

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED SEPTEMBER 30, 2023

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance - October 1, 2022	$ 100	$ 672,101	$ 195,605	$ 867,806
Net Income	-	-	7,713	7,713
Balance - September 30, 2023	$ 100	$ 672,101	$ 203,318	$ 875,519

The accompanying footnotes are an integral part of these financial statements.

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2023

Cash Flows from Operating Activities:

Net Income	$	7,713
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
Depreciation and Amortization		34,310
Unrealized Investment Gain		(5,285)
Deferred Tax Asset		(3,766)
Right-of-Use Assets		63,264
Changes in Assets and Liabilities:		
Commissions Receivable		(8,805)
Advisory Fees Receivable - Related Party		(3,537)
Prepaid Expenses		(63)
Prepaid Income Taxes		(2,642)
Accounts Payable – Trade		11,936
Commissions Payable		64,331
Income Taxes Payable		(16,517)
SIMPLE Plan Payable		318
Lease Obligations		(63,264)
Net Cash Provided by Operating Activities		77,993

Cash Flows from Investing Activities:

Purchase of Property and Equipment		(1,507)
Net Cash Used in Investing Activities		(1,507)

Net Change in Cash and Cash Equivalents 76,486

Cash and Cash Equivalents – September 30, 2022 439,809

Cash and Cash Equivalents – September 30, 2023 $ 516,295

Supplemental Disclosure:
Cash Paid for Income Taxes $ 25,962

The accompanying footnotes are an integral part of these financial statements.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2023

Note 1: Summary of Significant Accounting Policies

Nature of Operations

Lieblong & Associates, Inc. (the "Company"), is an introducing broker-dealer located in Arkansas, registered with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal sources of revenues are from commissions and investment banking activities.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

The Company recognizes revenue when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The following table presents the Company's total commission revenue disaggregated by investment product category:

Mutual Funds	$	956,220
Equities		771,048
Other		743
	$	1,728,011

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents our sales-based and trailing commission revenues disaggregated by product category:

Sales-Based:		
Mutual Funds	$	219,789
Equities		771,048
Other		743
		991,580
Trailing:		
Mutual Funds		736,431
	$	1,728,011

Advisory Revenue

Advisory revenue represents fees charged to advisors' clients' accounts on the Company's corporate advisory platform. The Company provides ongoing investment advice and acts as a custodian, providing brokerage and execution services on transactions, and performs administrative services for these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the Company's corporate advisory platform is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts on client portfolio values. The constraint is removed once the portfolio value can be determined.

The Company provides advisory services to clients on its corporate advisory platform through the advisor. The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations, carries the inventory risk and has control over determining the fees. Advisors assist the Company in performing its obligations. Advisory fees revenues totaled $965,762 for the year ended September 30, 2023.

Asset-Based Revenue

Asset-based revenue is comprised of fees from the Company's money market cash sweep vehicle. Money market cash sweep fees are generated based on balances in advisors' clients' money market cash sweep accounts. Uninvested cash balances in the advisors' clients' accounts are swept into third-party money market funds for which the Company receives fees for administration and recordkeeping, which are based on account type and the invested balances. These fees are paid and recognized over time. The Company is principal in these arrangements and recognizes revenue from money market cash sweep fees on a gross basis as it is primarily responsible for the administration and recordkeeping. Asset-based revenue was solely from money market cash sweep fees totaling $52,610.

Concentrations of Credit Risk — Cash

The Company maintains its cash balances at various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation or by the Securities Investor Protection Corporation. At September 30, 2023, the Company had cash balances that were approximately $374,000 in excess of federally insured limits. The Company does not believe that it is subject to any credit risk beyond the normal credit risk associated with Commercial banking relationships.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2023

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

Concentrations of Credit Risk- Commissions and Advisory Fees

Commissions revenue was from one customer (see Note 3).

Advisory fees receivable and approximately 50% of advisory fees revenue were from one customer (see Note 3).

Use of Estimates

In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements along with the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and amortization and consists of the following:

	Estimated Useful Life		
Vehicles	5 years	$	294,986
Furniture and Equipment	5 – 7 years		161,328
Leasehold Improvements	5 years		219,510
			675,824
Accumulated Depreciation and Amortization			(581,441)
Net Property and Equipment		$	94,383

Depreciation and amortization expense is determined by the straight-line method and totaled $34,310.

Investments

Investments are either classified as equity securities or debt securities. Equity securities are carried at fair value with unrealized gains and losses and realized gains and losses on sales of securities included in earnings.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2023

Income Taxes

Income taxes are accounted for by using an asset and liability approach. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial and income tax basis of assets and liabilities. Such assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of deferred tax assets will not be realized.

The Company will recognize accrued interest and penalties, if any, associated with any uncertain tax positions as part of operating expense. The past three years' federal and state income tax returns are subject to potential examination by taxing authorities.

Commitments and Contingencies

At September 30, 2023, the Company had no commitments, contingencies or guarantees that might result in a loss or a future obligation. In addition, the Company had no claims of which the Company is aware, as of the audit opinion date, that might be asserted against the Company.

Statement of Cash Flows

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Note 2: Net Capital Requirements

As a member of the FINRA, the Company is subject to the SEC uniform net capital rule 15c3-1. Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (1500%), and that a minimum of $100,000 of net capital be maintained. At September 30, 2023, the Company's regulatory net capital was $580,308 and aggregate indebtedness was 24.59% of net capital.

Note 3: Related Party Transactions

Commissions revenue totaling $579,972 are derived from Key Colony Fund, L.P., a related entity through common ownership.

The Company also receives advisory fees from Key Colony Fund, L.P. under an Investment Management Supervisory Agreement totaling 1.0% to 1.5% of the fund's net asset value in quarterly installments. The advisory fee is for the actual and reasonable out-of-pocket expenses incurred by the Company in connection with the management of the fund. Advisory fee receivable totaling $113,400 and advisory fees revenue totaling $482,581 were due from Key Colony Fund, L.P.

Note 4: Income Taxes

Current Income Tax Expense:		
Federal	$	5,951
State		137
		6,088
Deferred Income Tax Expense (Benefit):		
Federal		(3,964)
State		198
		(3,766)
Income Tax Expense, Net	$	2,322

The effective income tax rate is different from the expected statutory federal rate because of the nondeductible expenses.

Deferred tax asset consists of the following:

Reserves and Accruals	$	2,227
Depreciation		64,064
Unrealized Investment Gain		(390)
	$	65,901

Note 5: Leases

The Company has operating leases for office space and a copier expiring June 30, 2024 and June 11, 2026, respectively. Operating lease cost totaled $63,264 and is recorded within line items lease expense and office expense on the statement of operations. Cash paid for operating leases totaled $63,264. The weighted-average discount rates of 2.68% and 0.76% which were used in establishing the right-of-use assets and lease labilities were the treasury yield curve rates for 2 years as of the effective date April 21, 2022, and the treasury yield curve rate for 5 years as of effective date June 11, 2021.

In addition, the Company leases an aircraft with Key Colony Management, LLC, a company related through common ownership. The prior lease expired on October 31, 2023 and has been renewed on a month-to-month basis. The lease calls for monthly minimum payments of $6,250 which covers the first 25 hours of use. Thereafter the rent is $3,000 per hour. Aircraft rent expense was $75,000 and is included in travel, meals and entertainment on the statement of operations.

Future minimum lease payments under all operating leases are as follows:

Year Ended September 30:		
2024	$	54,393
2025		3,540
2026		2,655
Total lease payments		60,588
Less imputed interest		(6,298)
	$	54,290

Note 6: Investments

The Company has designated their investments in certain marketable securities as equity securities. The Company does not have any investments classified as debt securities. Fair value is determined by the most recently traded price for each security at the balance sheet date.

The costs and fair values of listed stocks are as follows at September 30, 2023:

	Cost	Market Quotation	Unrealized Gain
Financial Services	$ 18,570	$ 20,045	$ 1,475

Note 7: Fair Value

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. They also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Following are the three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The Company's only financial asset was investments in equity securities, which are measured as a Level 1 input and is valued at quoted market prices.

Note 8: Employee Benefit Plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) which covers substantially all employees. The employer must match the employees' contributions up to 3% of each employee's compensation. The Company contributed $7,727 to the SIMPLE Plan and is included in employee compensation and benefits.

Note 9: Subsequent Event

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.